BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

February 22, 2019

VIA EDGAR

Christina DiAngelo Fettig

Karen Rossotto

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.

Post-Effective Amendment No. 7 to

Registration Statement on Form N-2 (SEC File No. 333-206730)

Dear Ms. Fettig and Ms. Rossotto:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), we transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), a copy of the Company’s Post-Effective Amendment No. 7 (“Amendment No. 7”) to Registration Statement on Form N-2 (SEC File No. 333-206730) (the “Registration Statement”) on February 22, 2019 for the registration of $300,000,000 in shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”). The Registration Statement relates to the continuous offering of the Common Stock in reliance on Rule 415 under the Securities Act. The most recent post-effective amendment to the Registration Statement was filed on June 22, 2018 and was declared effective by the staff of the Securities and Exchange Commission (the “SEC”) on June 25, 2018. The Company is not registering any additional securities through Amendment No. 7.

As you are aware, the Company is in the process of completing a merger (the “Merger”) with Pathway Capital Opportunity Fund, Inc. (“PWAY”) pursuant to which PWAY would merge with and into the Company. The disclosure contained in Amendment No. 7 describes the Company’s post-Merger operations. The Company is filing this Amendment No. 7 to allow it to continue its offering following the closing of the Merger and it is our goal this registration statement would go effective concurrently with, or shortly after, the completion of the Merger. The Merger is currently expected to close on or about March 18, 2019. Although the Company would be the surviving entity in the Merger, PWAY would be the accounting survivor and, accordingly, the historical financial information of PWAY is included in this Amendment No. 7.

The Company respectfully requests that the staff of the SEC afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in Amendment No. 7 is substantially similar to the disclosure contained in the Company’s registration statement on Form N-14 that it filed in connection with the Merger, which was filed on February 13, 2019 and declared effective on February 14, 2019.

 If you have any questions concerning the foregoing, please call Thomas C. Bacon at (310) 880-2698.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.